AULT INCORPORATED & SUBSIDIARY

CALCULATIONS OF CONSOLIDATED EARNINGS PER SHARE
(In Thousands of Dollars, Except Per Share Data)

                                    (UNAUDITED)
                                 NINE MONTHS ENDED
                                 Feb. 25, Feb. 26,
                                   1996     1995

Primary Earnings Per Common
Share:

Net Income                           $532       $207

Average Shares of Common Stock
and
   Equivalent Outstanding:
    Common Shares Beginning
    of Period                   2,083,776  2,062,526

    Common Stock From
    Exercise of Options,
    Weighted                       13,000      7,043
    Additional Outstanding
    Common Stock From Fully
    Dilutive Options, Weighted*   116,828      8,781

Used to Compute Primary
Earnings Per Share              2,213,604  2,078,350

Primary Earnings Per Share          $0.24      $0.10

*Common stock equivalent for exercisable options amounting to 104,738 shares in fiscal 1995, had an antidilutive effect on the earnings per share, because of their higher exercise prices compared to their market values. These shares were, therefore, excluded from the per share earnings calculations.
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